UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

SYMMETRICOM, INC.

(Name of Subject Company (Issuer))

PETT ACQUISITION CORP.

(Offeror)

A Wholly Owned Subsidiary of

MICROSEMI CORPORATION

(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

871543104

(CUSIP Number of Class of Securities)

David Goren, Esq.

Senior Vice President Business Affairs, Legal and Compliance
Microsemi Corporation
One Enterprise

Aliso Viejo, California 92656
(949) 380-6100
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Warren T. Lazarow, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025-7019

(650) 473-2600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$348,219,840.30	$44,850.72

(1)     Estimated for purposes of calculating the amount of the filing fee only. This calculation is based on the offer to purchase up to 48,498,585 shares of common stock, par value $0.0001 per share, of Symmetricom, Inc. (the “Company”), at a purchase price of $7.18 per share, net to the tendering stockholder in cash, without interest and subject to any required withholding of taxes. Such shares consist of (i) 42,083,865 shares of common stock of the Company that were issued and outstanding as of October 25, 2013; (ii) 6,214,720 shares of common stock of the Company potentially issuable upon conversion of outstanding in-the-money stock options as of October 25, 2013, and (iii) up to 200,000 shares of common stock of the Company which constitutes the maximum number of shares that may be issued prior to the expiration of the Offer under the 2010 Employee Stock Purchase Plan of the Company.

(2)     The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued by the Securities and Exchange Commission on August 30, 2013, by multiplying the transaction value by .00012880.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $44,850.72	Filing Party: Microsemi Corporation
Form of Registration No.: Schedule TO	Date Filed: October 28, 2013

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ Third-party tender offer subject to Rule 14d-1.	☐ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.	☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

*If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (cross-border issuer tender offer).

☐  Rule 14d-1(d) (cross-border third-party tender offer).

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 28, 2013 (together with any amendments and supplements thereto, including that certain Amendment No. 1 filed on November 1, 2013, the “Schedule TO”), by (i) PETT Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), and (ii) Parent. The Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Company Shares”), of Symmetricom, Inc., a Delaware corporation (the “Company”), at a purchase price of $7.18 per Company Share, net to the tendering stockholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 28, 2013 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used in this Amendment No. 2 but not defined herein shall have the respective meaning given to such terms in the Schedule TO.

The information set forth in the Offer to Purchase (as amended hereby), including Schedule I thereto, is hereby incorporated by reference in response to Items 1 through 13 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1.                                      Summary Term Sheet.

Summary Term Sheet—The paragraph below the heading “Will the tender offer be followed by a merger if all of the Company Shares are not tendered in the Offer?” of the Offer to Purchase is hereby amended by adding the following as the fourth and fifth sentences of the paragraph:

“In the event that the Merger can be effected pursuant to Section 251(h) of the DGCL as presently contemplated, and if we hold, together with all Company Shares held by Microsemi, pursuant to the Offer or otherwise, at least a majority of the issued and outstanding Company Shares following the consummation of the Offer, each of Microsemi, Purchaser and the Company will take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after the Acceptance Time, without a vote or any further action by the stockholders of the Company, in accordance with Section 251(h) of the DGCL and upon the terms and subject to the conditions of the Merger Agreement. In the event that the Merger cannot be effected pursuant to Section 251(h) of the DGCL, then if Microsemi, Purchaser and any other subsidiary of Microsemi, holds in the aggregate at least 90% of the issued and outstanding Company Shares following the consummation of the Offer, then each of Microsemi, Purchaser and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the Acceptance Time, without a vote or any further action by the stockholders of the Company, in accordance with Section 253 of the DGCL and upon the terms and subject to the conditions of this Agreement.”

Item 11.                               Additional Information.

Section 12—“Purpose of the Offer; Plans for the Company.” of the Offer to Purchase is hereby amended by adding the following paragraphs to the end of the subsection captioned “Appraisal Rights.”:

“If you are entitled to appraisal rights in connection with the Merger and the Merger is consummated pursuant to 251(h) of the DGCL, then as set forth in the notice of appraisal rights provided by the Company in its Solicitation/Recommendation Statement on Schedule 14D-9, the Company stockholders must (1) within the later of the consummation of the Offer, which will occur at the Acceptance Time, and November 18, 2013, deliver to the Company at the address indicated on the Schedule 14D-9 a written demand for appraisal of Company Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal; (2) not tender their Company Shares in the Offer (and, if any such vote or written consent of stockholders in connection with the Merger were to be sought, not vote in favor of, or consent to, the Merger); and (3) continuously hold of record the Company Shares from the date on which the written demand for appraisal is made through the Effective Time. Additionally, if the Merger is consummated pursuant to 251(h) of the DGCL, Microsemi will then cause the Surviving Corporation to deliver an additional notification of the Effective Time of the Merger to all stockholders of the Company who delivered a written demand to the Company pursuant to clause (1) of the first sentence of this paragraph within 10 days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with clause (1) of the first sentence of this paragraph will receive such notice of the Effective Time. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in clause (1) of the first sentence of this paragraph above (or to take any of the other steps specified in the first sentence of this paragraph) will be deemed to be a waiver or a termination of your appraisal rights. If, solely if Section 251(h) is unavailable to consummate the Merger, the Merger is consummated pursuant to Section 253 of the DGCL, we will cause the Surviving Corporation to deliver the notice required by Section 262(d)(2) of the DGCL, which provides notification of the availability of appraisal rights, within 10 days of the closing of the Merger. In that case, such additional notice will describe the appraisal procedures for a merger under Section 253 of the DGCL, and all stockholders of the Company will have the time period specified in such separate notice (which will be 20 days from the mailing of such separate notice) to exercise their appraisal rights.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL is included as Annex III to the Schedule 14D-9. The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated.”

Section 15—“Conditions of the Offer.” of the Offer to Purchase is hereby amended by adding the following sentence to the end of subsection (c) of such section:

“For the purposes of the foregoing, a ‘Burdensome Action’ means any Action, which is pending, by any Governmental Authority of competent jurisdiction (a) challenging or seeking to make illegal, delaying materially or otherwise directly or indirectly restraining or prohibiting the consummation of the Offer or the Merger or seeking to obtain from Parent or any of its subsidiaries any damages in connection therewith, (b) seeking to prohibit or limit in any respect, or place any conditions on, the ownership or operation by the Company, Parent or any of their respective affiliates of all or any portion of the business or assets of Parent or the Company or any of their respective subsidiaries or to require any such person to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or hold separate all or any portion of the business or assets of Parent, the Company or any of their respective subsidiaries, in each case as a result of or in connection with the Offer or the Merger, (c) seeking, directly or indirectly, to impose or confirm limitations on the ability of Parent or any of its affiliates to acquire or hold, or exercise full rights of ownership of, any Company Shares or any shares of capital stock of the Surviving Corporation on all matters properly presented to the stockholders of the Company or the Surviving Corporation, respectively, (d) seeking to require divestiture by Parent, the Company or any of their respective subsidiaries of any Company Shares or any business or assets of the Company or the Company Subsidiaries or Parent or its subsidiaries, or (v) that would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or that would reasonably be expected to dilute materially the benefits to Parent of the Transactions;”

Section 16—“Certain Legal Matters; Regulatory Approvals.” of the Offer to Purchase is hereby amended by deleting the subsection entitled “Legal Proceedings.” in its entirety and replacing it with the following paragraphs:

“Legal Proceedings. On October 29, 2013 the Company, members of the Company Board, Purchaser, and Parent were named as defendants in an alleged class action lawsuit brought by a purported Company stockholder challenging the proposed transaction, which was filed in the Superior Court of the State of California, County of Santa Clara, and captioned Barron Young v. Symmetricom, Inc. et al., Case Number 3CV255292 (which we refer to as the “Young Action”). The Young Action purports to be brought individually and as a class action on behalf of the Company’s stockholders and generally alleges that, among other things, (i) each member of the Company Board breached his or her fiduciary duties in connection with the transactions contemplated by the Merger Agreement, (ii) the Company, Purchaser and Parent aided and abetted those breaches, and (iii) the proposed compensation payable to plaintiff and the class in the Transaction is unfair and inadequate. The Young Action seeks, among other relief, to enjoin the defendants from consummating the transactions contemplated by the Merger Agreement, rescission to the extent such transactions are consummated and attorneys’ fees and costs.

On November 4, 2013, the Company, members of the Company Board, Purchaser, and Parent were named as defendants in an alleged class action lawsuit brought by a purported Company stockholder challenging the proposed transaction, which was filed in the Court of Chancery of the State of Delaware, and captioned William Rapien v. Symmetricom, Inc., et al., Case Number 9058 (the “Rapien Action” and, together with the Young Action, the “Lawsuits”). The Rapien Action purports to be brought individually and as a class action on behalf of the Company’s stockholders and generally alleges that, among other things, (i) each member of the Company Board breached his or her fiduciary duties in connection with the transactions contemplated by the Merger Agreement, including by making inadequate and misleading disclosures to Company stockholders relating to the Offer and the Merger, (ii) the Company, Purchaser and Parent aided and abetted those breaches, and (iii) the proposed compensation payable to plaintiff and the class in the transactions contemplated by the Merger Agreement is unfair and inadequate. The Rapien Action seeks, among other relief, to enjoin defendants from consummating the transactions contemplated by the Merger Agreement, rescission and rescissory damages to the extent the transactions are consummated, damages and attorneys’ fees and costs.

Parent believes that the claims asserted in the Lawsuits are without merit and intends to defend its position. However, a negative outcome in either Lawsuit could have a material adverse effect on the Parent if either Lawsuit results in preliminary or permanent injunctive relief or rescission of the Merger Agreement. Parent anticipates that the Company could incur significant expense in defense of the litigation. Parent is not currently able to predict the outcome of either Lawsuit with any certainty. Additional lawsuits arising out of or relating to the Merger Agreement or the Transaction may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, the Parent will not necessarily announce such additional filings.”

Section 18—“Miscellaneous.” of the Offer to Purchase is hereby amended by deleting the first paragraph thereof  in its entirety and replacing it with the following paragraph:

“The Offer is being made to all holders of Company Shares. The Purchaser is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Company Shares pursuant thereto, the Purchaser will make a good faith effort to comply with any such state statute. If, after such good faith effort, the Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Company Shares in such state. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by the Dealer Manager or one (1) or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.”

Item 12.                               Exhibits

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits:

Exhibit	Exhibit Name

(a)(5)(F)	Complaint filed by William Rapien on behalf of himself and all others similarly situated, on November 4, 2013, in the Court of Chancery of the State of Delaware.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2013	PETT Acquisition Corp.

	By:	/s/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Chief Financial Officer and Secretary

Date: November 6, 2013	Microsemi Corporation

	By:	/s/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Executive Vice President,
Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated October 28, 2013.+

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).+

(a)(1)(C)	Notice of Guaranteed Delivery.+

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.+

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.+

(a)(5)(A)	Press Release issued by Microsemi Corporation on October 21, 2013 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Microsemi on October 21, 2013).+

(a)(5)(B)	Summary Newspaper Advertisement as published in The New York Times on October 28, 2013.+

(a)(5)(C)	Transcript of Investor Conference held by Microsemi Corporation on October 21, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Microsemi on October 22, 2013).+

(a)(5)(D)

Commitment Letter, dated October 21, 2013, between Microsemi Corporation and Morgan Stanley Senior Funding, Inc. (incorporated by reference to Exhibit 10.1 to the Schedule TO-C filed by Microsemi on October 25, 2013).+

(a)(5)(E)	Complaint filed by Barron Young on behalf of himself and all others similarly situated, on October 29, 2013, in the Superior Court of the State of California, County of Santa Clara.+

(a)(5)(F)	Complaint filed by William Rapien on behalf of himself and all others similarly situated, on November 4, 2013, in the Court of Chancery of the State of Delaware.

(b)(1)

Commitment Letter, dated October 21, 2013, between Microsemi Corporation and Morgan Stanley Senior Funding, Inc. (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K/A filed by Microsemi Corporation on October 25, 2013).+

(d)(1)

Agreement and Plan of Merger, by and among Microsemi Corporation, PETT Acquisition Corp. and Symmetricom. Inc., dated October 21, 2013 (incorporated by reference to Exhibit 2.1 of Symmetricom, Inc.’s Current Report on Form 8-K (File No. 0-02287) filed October 22, 2013).*+

(d)(2)	Confidentiality Agreement between Microsemi Corporation and Symmetricom, Inc., dated October 4, 2013.+

(g)	Not applicable.

(h)	Not applicable.

*Certain schedules have been omitted and Microsemi Corporation agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedules upon request.

+ Previously filed.